HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

2909 HILLCROFT, SUITE 420

HOUSTON, TEXAS 77057

Telephone:  (713) 467-2222

May 23, 2013

By Email dangd@sec.gov and EDGAR

Duc Dang, Esq.

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:

Hartman Short Term Income Properties XX, Inc. (“Company” or “Issuer”)

Form 10-K for fiscal year ended December 31, 2011

Filed April 12, 2012

File No. 0-53912

Dear Mr. Dang:

This letter is in response to your comment letter dated May 10, 2013.  The paragraph numbers in this letter correspond to your numbered comments.

General

1.

In our comment letter dated December 2, 2008, we referred you to item 19.B of Industry Guide 5 and requested that you provide us all promotional material and sales literature, including material that will be used only by broker-dealers. You provided us with several pieces of sales materials on May 6, 2013. Please address the following:

•

Please tell us if such materials were previously submitted for staff review. If not, please tell us why you did not submit the materials

The promotional and sales materials were not previously submitted for staff review.  The Company’s disclosure procedures and controls were deficient in this regard.  Promotional material and sales literature created or commissioned by the Company is submitted for review and ultimately approval by our dealer manager.  Following approval by the dealer manager, materials are submitted to a contract compliance consultant for further review and modification prior to submission to FINRA for its approval.  Management has modified its procedures and controls to ensure that promotional and sales materials are submitted in advance to the SEC staff as provided in our undertakings.  The Issuer has added submission to the SEC prior to use both as an internal control and for its outside consultant prospectively.

Duc Dang, Esq.

Senior Counsel

May 23, 2013

•

Also, please confirm that you have provided us with all sales materials used to date and all the materials that you intend to use. Materials that have already been used but not previously submitted should be provided to us without revision subsequent to the date of use.

The Company advises that the sales materials provided to you by email on May 6, 2013 and May 14, 2013 are all of the sales materials used to date and all the materials that the Company currently intends to use.  The materials were printed and saved, without changes, on different dates as there were no substantive changes to the presentations other than the save dates.

•

Also, please describe how the materials were distributed to potential purchasers.

Promotional material and sales literature is created by the Company and is provided to selling broker dealers for further distribution to their registered representatives.  Materials may be provided directly by the Company to registered representatives with the permission of the selling broker dealer.  Promotional material and sales literature actually provided or delivered to a potential purchaser would come from a registered representative of a selling broker dealer.  Aside from the PowerPoint presentations and written materials provided, there were no other sales materials, scripts or talking points.  The Issuer provided the one page four color flyers, which the Issuer refers to as “slicks”, to sales representatives with the expectation that the flyers may be distributed to potential investors.   The Issuer has filed all versions of those flyers with the SEC.

2.

We note your response to comment 1 of our letter dated April 4, 2013 referencing your filing of prospectus supplements and asserting that investors have received all the disclosure that would have been included in the filings you did not make.  Please provide us with the following:

Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933. Identify the date you were required to file your first post-effective amendment pursuant to Section 10(a)(3) of the Securities Act, the dates you were required to file post effective amendments pursuant to your undertakings, and the dates you were required to make any filings pursuant to Rule 3-14 of the Regulation S-X.  Specifically address how the failure to make certain filings affects your compliance with Section 5.  Discuss the remedy that would apply to your violation of Section 5, if any.  To the extent you believe a different remedy or no remedy is more appropriate, please explain your conclusion.

Section 5(b) of the Act provides that it is unlawful for any person to use the mails or interstate commerce to carry or transmit any prospectus relating to any security with respect to which a registration statement has been filed under this title unless such prospectus meets the requirements of Section 10.

Duc Dang, Esq.

Senior Counsel

May 23, 2013

Section 10(a)(3) of the Act provides in relevant part, “…when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.”

The Issuer acknowledges that it was not in compliance insofar as Section 10(a)(3) and Section 5(b) required the post-effective amendment of the registration statement containing the prospectus.  A post-effective amendment to the registration statement should have been filed prior to the expiration of the 9 months from effective date/16 months from date of information period.  As the information contained in the original prospectus, including the audited financial statements, contained in the registration statement declared effective on February 10, 2010 was as of September 30, 2009, the 16 month period expired on January 31, 2011.  At that point a post-effective amendment to the registration statement was due.

In a similar vein, undertaking 20D of Guide 5 requires a REIT to file a post-effective amendment three months after the date on which the REIT acquires its first property with subsequent post-effective amendments to be filed every three months thereafter.  Each post-effective amendment must contain a supplement consolidating all supplements filed between the date of the event requiring the filing of the post-effective amendment and the date of the post-effective amendment.  The Issuer did not comply with the requirements under the Act and in its undertakings to file post-effective amendments containing the prospectus supplements.

In possible mitigation, the Issuer provided a property acquisition sticker supplement describing the real property interests acquired on or about December 28, 2010.  That prospectus supplement was dated March 31, 2011.   As set forth below, the Issuer did in fact provide potential investors acquisition supplements to the prospectus and did timely file the information required by the 1934 Act.  In addition, the Issuer did comply with its annual and quarterly reporting requirements, including annually filed audited financial information.  We offer those facts not as an exculpation, but to rebut any thought that the Issuer acted willfully.

The general remedy for violating Section 5 pursuant to Section 12(a)(1) is rescission, specifically affording purchasers of the security to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon.  The purchase price for the Issuer’s shares of common stock was $10 per share, other than for purchasers eligible for a volume discount.  As an example, a purchaser of a share of Issuer’s common stock on February 1, 2011 paid $10 for his or her share of stock.  Since February 1, 2011, that stockholder has received cumulative distributions of $1.52 through April 2013 with respect to that share of stock.  Prevailing savings interest rates are negligible.

The Issuer acknowledges that Section 12 prescribes rescission as the appropriate remedy for selling a security in violation of Section 5.  The Issuer also points out that the purchasers of the Issuer’s common stock have been receiving regular distributions from the Issuer and the Issuer estimates its stock value at no less than the issue price, likely making rescission less attractive

Duc Dang, Esq.

Senior Counsel

May 23, 2013

than remaining a stockholder of the Issuer’s common stock. We understand and believe that the net asset value of Issuer’s properties exceeds the cash that most if not all stockholders would receive on rescission.

The Issuer also maintains that much of the material information that would have been contained in post-effective amendments was in large part disseminated to potential investors through sticker supplements, although required audited financial statements were not included in the stick supplements.  The Issuer also points out that any violation of Section 12 would not be based on its prospectus containing an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements in the prospectus, as supplemented, not misleading.  The Issuer respectfully submits that rescission would not be an effective or meaningful remedy given the value of the shares, the amount of cumulative distributions and the existence of the Issuer’s redemption program, of which only four shareholders have availed themselves.

•

Please tell us the specific documents you have provided to each purchaser of your securities.

We rely upon selling broker dealers and their respective registered representatives to provide to each prospective purchaser of common shares of the Company’s stock (i) a copy of the offering prospectus dated February 9, 2010; (ii) a copy of each supplement to the prospectus dated February 9, 2010 that has been filed by the Company as of the date a prospective purchaser has completed the subscription agreement; and, (iii) a subscription agreement to be completed by the prospective purchaser and the purchaser’s financial advisor.  The prospectus, the supplements and the subscription agreement documents are provided by the Company to the selling broker dealers for further distribution to their respective registered representatives.  Purchasers may also have received some or all of the sales materials which has been submitted to the SEC.

•

Please tell us the number of shares sold since the date you were first required to update your registration statement and the number of shares sold after the date you were first required to make any filings pursuant to Rule 3-14.

We believe that the first date that we were required to update our registration statement was January 31, 2011.  As of April 25, 2013, the date that the Company stopped accepting subscriptions and issuing common shares the Company has issued and outstanding 4,445,678 common shares.  For the period from January 31, 2011 to April 25, 2013, the Company issued, by sale for cash and issuance of shares pursuant to the Company’s distribution reinvestment plan, 4,043,971 common shares.

The first date that the Company was required to file financial statements pursuant to Rule 3-14 was January 10, 2012.  The second date that the Company was required to file financial statements pursuant to Rule 3-14 was July 28, 2012.  The third and most recent date that the Company was required to file financial statements pursuant to Rule 3-14 was December 29, 2012.  While not timely filed, the financial statements required by Rule 3-14 have since been filed.

Duc Dang, Esq.

Senior Counsel

May 23, 2013

The number of shares sold or issued after January 10, 2012 up to and including April 25, 2013 was 2,607,295.  The number of shares sold or issued after July 28, 2012 up to and including April 25, 2013 was 1,667,626.  The number of share sold or issued after December 29, 2012 up to and including April 25, 2013 was 916,996.

•

Please tell us if you have sold any shares since receipt of our comment later dated December 13, 2012. If so, please tell us the number of shares sold and explain how you determined that you were using a valid Section 10 prospectus and complying with Section 5 while continuing to offer your shares.

The Company has sold 1,022,826 common shares during the period from December 13, 2012, the date of the Company’s receipt of your comment letter of December 13, 2012, through April 25, 2013, when the Company stopped selling its shares.

As of December 13, 2012 the Company should have been aware that a post-effective amendment to its prospectus dated February 9, 2010 was delinquent.  The Company did not, however, understand as of December 13, 2012 and further did not understand until April 25, 2013, the date that the Company stopped accepting common stock subscriptions and issuing shares, that the Company’s delinquency in filing its first post-effective amendment had the consequence of rendering the Company’s registration not effective and invalid under Section 10. Its failure to understand the fact that the registration statement was not effective under Section 10, meant that while unintentional, the Issuer was not in compliance with Section 5 of the Act.

•

Please provide us with a sample of the disclosure you will include in your registration statement and periodic reports, as applicable, that discusses your compliance with Section 5 during the offering.

We propose to include the following language in Form S-11 for the follow-on offering of the Company’s common shares under the caption “Terms of the Offering”:

This public offering follows our initial public offering pursuant to a registration statement declared effective on February 9, 2010 for the sale of up to 25,000,000 shares of our common stock to the public through our dealer manager.  As of April 25, 2013 we stopped accepting subscriptions for the purchase of shares of our common stock.  During the last two years we failed to update our registration statement in accordance with the requirements of the Securities Act of 1933 (the “Securities Act”).  For the period from February 9, 2010 to December 31, 2012, the Company acquired three commercial real properties for which financial statements required by Rule 3-14 of Regulation S-X were required to be filed.  The Company did not timely file the financial statements required with respect to each acquisition.  We may be subject to liability under federal and state securities laws for the sale of our securities. However, we do not intend to offer rescission. We have subsequent to December 31, 2012 established further disclosure controls and procedures to identify, delegate and establish accountability for compliance with undertakings set forth in Industry Guide 5 and the Securities Act.

Duc Dang, Esq.

Senior Counsel

May 23, 2013

We intend to include the following language in the Risk Factors section in Amendment No. 2  to Form S-11/A to be filed with the SEC for the follow-on offering of the Company’s common shares which would also be included in each periodic report including Risk Factors and have added substantially the following risk factor to our amended annual report on Form 10-K/A:

•

We may be subject to liability under the Securities Act for the sale of our securities

The offer and sale of securities in our continuous initial public offering failed to comply fully with Section 5 of the Securities Act and we recently suspended sales of the Shares of our Common Stock and have not offered any shares for sale prior to the effectiveness of the registration statement of which this Prospectus is a part.  Stockholders may have the right to rescind their purchase of shares.  An investor who acquired shares of our Common Stock who no longer owns the shares may have the right to collect damages from us in lieu of the rescission rights described above.  If stockholders were to seek rescission in significant numbers, we would face financial demands that could adversely affect our business and operations. Additionally, we may become subject to penalties imposed by the SEC and state securities agencies.  If stockholders seek rescission and/or damages or we conduct a rescission offer, we may or may not have the resources to fund the repurchase of all the securities tendered.

Item 9A(T). Controls and Procedures, page 25

3.

In light of your response to comment 1, please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

The conclusion of management of the Company is that there were deficiencies as to the effectiveness of its disclosure controls and procedures with respect to compliance with the requirements of the federal securities laws in general and with respect to (a) filing post-effective amendments to the registration statement, (b) timely disclosure of financial information including audited financial information and (c) compliance with Rule 3-14 of Regulation S-X; and (d) general compliance with the undertakings under Guide 5.

The Company will amend its Form 10-K for the fiscal year ended December 31, 2012 to include the following explanatory note and revised language at Part I, Item 4:

EXPLANATORY NOTE

In this Amendment No. 1 to Annual Report on Form 10-K (this “Form 10-K/A”), we refer to Hartman Short Term Income Properties XX, Inc., a Maryland corporation, as “we”, “us”, “our”, “the Company” or “our Company.”

We are filing this Amendment No. 1 Annual Report on Form 10-K/A to amend certain disclosures contained in Part I, Item 4 – Controls and Procedures – in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2013 (our “Report”).  The principal changes to our Report in the amendment are as follows:

We have identified a deficiency in our disclosure controls and procedures as they apply to compliance with undertakings set forth in Industry Guide 5 and the Securities Act of 1933, specifically as the relate to

Duc Dang, Esq.

Senior Counsel

May 23, 2013

identification, delegation and accountability for filing timely supplements and post-effective amendments to any prospectus.  Timely filed supplements to include audited annual and unaudited quarterly financial statements were not filed.  Additionally, financial statements required to be filed under Rule 3-14 of Regulation S-X with respect to acquisitions of real property were not timely filed.

We have corrected Part I, Item 4. Controls and Procedures to reflect the occurrence of and the corrective action taken to remedy the deficiencies described above.

Other than the correction of the disclosures described above, all other information in our original Form 10-K remains unchanged.  For the convenience of the reader, this amendment includes, in their entirety, those items in our original filing not being amended.  Except for the amendment, this Form 10-K/A continues to describe conditions as of our original filing, and does not update disclosures contained herein to reflect events that occurred at a later date.  Accordingly, this Form 10-K/A should be read in conjunction with our other filings made with the SEC subsequent to the filing of our Report, if any.

* * * *

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Form 10-K, as of December 31, 2012, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, management reviewed the selection, application and monitoring of our historical accounting policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012, these disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported on a timely basis. The Chief Executive Officer and the Chief Financial Officer have subsequently determined that that as of December 31, 2012, disclosure controls and procedures as they apply to compliance with undertakings set forth in Industry Guide 5 and the Securities Act have been deficient.  As of the date of this filing, the Chief Executive Officer and Chief Financial Officer have taken steps which they believe will be effective to overcome any identified deficiency.  The relevant actions include the identification, delegation and establishment of an accountability system to insure that during the term of any effective registration statement, that the Company shall prepare and timely file required supplements to any prospectus to include financial statements, including annual audited and quarterly unaudited financial statements; the Company shall prepare and timely file required post-effective amendments to any prospectus to cumulate period supplements previously filed; and to otherwise detect and prevent any failure to comply with undertakings set forth in Industry Guide 5 and the requirements of the federal securities laws.   In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management is required to apply judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s Annual Report on Internal Control Over Financial Reporting

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.  As noted above under Evaluation of Disclosure Controls and Procedures, our management has subsequently concluded that our disclosure controls and procedures as they apply to compliance with

Duc Dang, Esq.

Senior Counsel

May 23, 2013

undertakings set forth in Industry Guide 5 and the Securities Act of 1933, specifically as the relate to identification, delegation and accountability for filing timely supplements and post-effective amendments to any prospectus were not effective as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

 There have been no changes during the Company’s quarter ended December 31, 2012, in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financing reporting.  There have, however, been changes to the Company’s disclosure controls and procedures as they apply to compliance with undertakings set forth in Industry Guide 5 and the Securities Act subsequent to March 31, 2013.  These changes include identifying and delegating appropriate tasks and actions to ensure compliance with such requirements as more fully described above.

In addition, as noted in our response to comment 1, promotional material and sales literature created or commissioned by the Company is submitted for review and ultimately approval by our dealer manager.  Following approval by the dealer manager, materials are submitted to a contract compliance consultant for further review and modification prior to submission to FINRA for its approval.  Management has modified the Issuer’s procedures to ensure that promotional and sales materials are submitted on a timely basis to the SEC staff as provided in our undertakings.

The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Commission or any person under the federal securities laws of the United States.

You have also asked the Company to acknowledge the following caveats in your December 21, 2012 comment letter and the Company so acknowledges:

Notwithstanding your comments, in the event we request acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Duc Dang, Esq.

Senior Counsel

May 23, 2013

Please call me with any questions or comments.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Mike Shaff

Irvine Venture Law Firm

Greg Bailes

Weaver & Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee

Sandra Hunter, Esq by email hunters@sec.gov